Exhibit 99.3

CIBT EDUCATION GROUP INC.

CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2010

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE LOSS

CONSOLIDATED STATEMENTS OF DEFICIT

CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Auditors’ Report

To the Shareholders of
CIBT Education Group Inc.

We have audited the consolidated balance sheets of CIBT Education Group Inc. (the “Company”) as at August 31, 2010 and 2009 and the consolidated statements of income and comprehensive income (loss), accumulated other comprehensive loss, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Vancouver, Canada
November 29, 2010

CIBT EDUCATION GROUP INC.
CONSOLIDATED BALANCE SHEETS

	August 31, 2010	August 31, 2009

ASSETS

CURRENT
Cash and cash equivalents	$11,511,835	$10,337,128
Accounts receivable (Note 4)	11,223,894	8,788,973
Marketable securities (Note 5)	60,000	147,655
Prepaid expenses and other assets (Note 6)	1,197,086	2,263,787
Inventory	530,467	477,978

	24,523,282	22,015,521
DUE FROM RELATED PARTIES (Note 23)	143,721	143,741
PROPERTYAND EQUIPMENT, net (Note 7)	3,418,853	3,738,812
INTANGIBLE ASSETS (Note 8)	14,825,117	14,410,019
GOODWILL (Note 8)	10,999,696	7,010,875
DEFERRED OFFERING COSTS (Note 9)	400,252	-
FUTURE INCOME TAX ASSETS (Note 17)	658,417	-
CURRICULUM DEVELOPMENT COSTS AND OTHER ASSETS	-	202,724

	$54,969,338	$47,521,692

LIABILITIES

CURRENT
Accounts payable and accrued liabilities (Note 10)	$5,007,187	$5,384,767
Income taxes payable	522,921	481,352
Deferred educational revenue	17,836,047	15,010,112
Capital lease obligations – current portion (Note 7)	118,098	98,231
Current portion of long-term debt (Note 11)	2,757,164	182,112
Due to related parties (Note 23)	118,303	418,304

	26,359,720	21,574,878

FUTURE INCOME TAX LIABILITIES (Note 17)	-	1,741,607

CAPITAL LEASE OBLIGATIONS (Note 7)	222,810	291,220

LONG-TERM DEBT (Note 11)	36,724	44,327

	26,619,254	23,652,032

NON-CONTROLLING INTERESTS	1,327,126	1,198,606

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 12)	47,709,836	44,350,606

CONTRIBUTED SURPLUS (Note 13)	5,200,036	4,944,877

WARRANTS (Note 12)	63,000	648,600

TREASURY SHARES HELD (Note 14)	(3,273,790)	(4,325,491)

ACCUMULATED OTHER COMPREHENSIVE LOSS	(471,573)	(440,725)

DEFICIT	(22,204,551)	(22,506,813)

	27,022,958	22,671,054

	$54,969,338	$47,521,692

COMMITMENTS AND CONTINGENCIES (Note 18)
SUBSEQUENT EVENTS (Note 25)

Approved on behalf of the Board:
(Signed) Toby Chu	(Signed) Troy Rice
Toby Chu, Director	Troy Rice, Director

The accompanying notes are an integral part of these consolidated financial statements

CIBT EDUCATION GROUP INC.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

	Year Ended August 31, 2010	Year Ended August 31, 2009

REVENUES
Educational	$54,388,128	$43,236,630
Design and advertising	1,566,724	1,314,328

	55,954,852	44,550,958

DIRECT COSTS
Educational	19,967,244	15,595,946
Design and advertising	703,058	638,402

	20,670,302	16,234,348

OTHER EXPENSES
General and administrative (Note 21)	31,899,806	25,513,613
Amortization of property, equipment and intangible assets	1,537,277	1,636,761
Stock-based compensation	232,626	581,098

	33,669,709	27,731,472

	1,614,841	585,138

INTEREST AND OTHER INCOME	207,625	72,255
FOREIGN EXCHANGE (LOSS) GAIN	(96,677)	162,537
LOSS ON DISPOSAL OF ASSETS	(174,516)	-
INTEREST ON LONG-TERM DEBT	(92,346)	(41,579)
IMPAIRMENT IN VALUE OF MARKETABLE SECURITIES (Note 5)	(127,229)	-
IMPAIRMENT IN VALUE OF INTANGIBLE ASSETS (Note 8)	(2,000,000)	-
WRITE-OFF OF DEFERRED OFFERING COSTS (Note 9)	(200,000)	-
RESTRUCTURING AND INTEGRATION COSTS (Note 16)	(544,500)	-

INCOME (LOSS) BEFORE INCOME TAXES	(1,412,802)	778,351

INCOME TAX RECOVERY (PROVISION) (Note 17)
Current income tax provision	(34,969)	(116,415)
Future income tax recovery (provision)	2,400,024	(168,826)

	2,365,055	(285,241)

INCOME AFTER INCOME TAXES	952,253	493,110

NON-CONTROLLING INTERESTS	(369,883)	(477,103)

NET INCOME	$582,370	$16,007

BASIC AND DILUTED EARNINGS PER COMMON SHARE	$0.01	$0.00

COMPREHENSIVE INCOME (LOSS)

Net income	$582,370	$16,007
Other comprehensive loss
Realized, unrealized and market adjustments	(70,422)	(43,827)
Reclassification of losses to earnings	39,574	-

Comprehensive income (loss)	$551,522	$(27,820)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
Basic	65,676,811	61,258,923
Diluted	66,017,145	61,292,967

The accompanying notes are an integral part of these consolidated financial statements

CIBT EDUCATION GROUP INC.
CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE LOSS

	Year Ended August 31, 2010	Year Ended August 31, 2009

ACCUMULATED OTHER COMPREHENSIVE LOSS

Balance, beginning of year	$(440,725)	$(396,898)
Unrealized translation adjustments	(70,422)	(4,253)
Decrease in fair value of available-for-sale financial assets	-	(39,574)
Reclassification of losses on available-for-sale financial assets to earnings	39,574	-

Balance, end of year	$(471,573)	$(440,725)

ENDING BALANCE OF ACCUMULATED OTHER COMPREHENSIVE LOSS IS COMPRISED OF:

Unrealized translation adjustments	$(471,573)	$(401,151)
Change in fair value of available-for-sale financial assets	-	(39,574)

Balance, end of year	$(471,573)	$(440,725)

The accompanying notes are an integral part of these consolidated financial statements

CIBT EDUCATION GROUP INC.
CONSOLIDATED STATEMENTS OF DEFICIT

	Year Ended August 31, 2010	Year Ended August 31, 2009

DEFICIT, BEGINNING OF YEAR	$(22,506,813)	$(21,874,220)

NET INCOME	582,370	16,007

EXCESS OF COST OF REDEMPTION OVER PROCEEDS ON SALE OF TREASURY SHARES (Note 14)	(280,108)	-

CHARGES ON SHARE PURCHASE WARRANT EXTENSION (Note 12)	-	(648,600)

DEFICIT, END OF YEAR	$(22,204,551)	$(22,506,813)

The accompanying notes are an integral part of these consolidated financial statements

CIBT EDUCATION GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended August 31, 2010	Year Ended August 31, 2009

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income	$582,370	$16,007
Adjusted for items not involving cash:
- amortization of property, equipment and intangible assets	1,537,277	1,636,761
- stock-based compensation	232,626	581,098
- amortization of deferred curriculum costs	295,903	41,816
- future income tax provision (recovery)	(2,400,024)	168,826
- loss on disposal of assets	174,516	-
- impairment of marketable securities	127,229	-
- impairment of intangible assets	2,000,000	-
- write-off of deferred offering costs	200,000	-
- non-controlling interests	369,883	477,103
Net changes in non-cash working capital items (Note 22)	(1,091,831)	(591,716)

NET CASH FROM OPERATING ACTIVITIES	2,027,949	2,329,895

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Purchases of property and equipment	(672,645)	(753,097)
Acquisition of net assets of business entities, net of cash acquired	(4,973,148)	(675,434)
Curriculum development costs	(106,454)	(138,543)
Disposal of controlling interest in AIMI, net of cash received (Note 3(b))	-	(401,980)

NET CASH USED IN INVESTING ACTIVITIES	(5,752,247)	(1,969,054)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from issuance of shares, net of issue costs	3,297,430	-
Treasury share transactions	(29,674)	(377,031)
Advances to related parties	19	(82,919)
Non-controlling interest draws	(217,434)	(60,000)
Lease obligation repayments	(85,190)	(56,939)
Loan principal repayments	(432,551)	(366,990)
Loan principal advances	3,000,000	-
Deferred offering costs	(538,891)	-

NET CASH FROM (USED IN) FINANCING ACTIVITIES	4,993,709	(943,879)

FOREIGN EXCHANGE EFFECTS ON CASH	(94,704)	(12,571)

NET INCREASE (DECREASE) IN CASH	1,174,707	(595,609)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	10,337,128	10,932,737

CASH AND CASH EQUIVALENTS, END OF YEAR	$11,511,835	$10,337,128

CASH AND CASH EQUIVALENTS:
Cash in bank	$10,893,807	$9,587,586
Term deposits	618,028	749,542

	$11,511,835	$10,337,128

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$71,937	$49,237
Income taxes paid	$8,139	$31,198

The accompanying notes are an integral part of these consolidated financial statements

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 1 – NATURE OF OPERATIONS AND BASIS OF PRESENTATION

CIBT Education Group Inc. (the “Company”) is an educational, investment, and marketing organization headquartered in Vancouver, British Columbia, Canada.  The Company’s current business operations include education and media communications.  The Company currently has four principal business units/segments, being CIBT School of Business & Technology Corp. (“CIBT”), Sprott-Shaw Degree College Corp. (“SSDC”), KGIC Language College Corp. (“KGIC”) (refer to Note 3(a)), and IRIX Design Group Inc. (“IRIX”).  The Company’s education business is conducted through CIBT and its subsidiaries in Asia, and through SSDC and KGIC in Canada.  CIBT’s educational operations are based in Asia, and SSDC’s and KGIC’s educational operations are based in Canada.  The Company operates its media communications business through IRIX and its subsidiaries.  IRIX is based in Canada with representatives in Hong Kong and the United States.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation
These financial statements are expressed in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

Comparative figures
Certain of the comparative figures, being accounts receivable, prepaid expenses, due to and due from related parties, general and administrative expenses, and foreign exchange gain (loss), have been reclassified to conform to the current year’s presentation.

Use of estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates relate to the valuation of acquired property and equipment, intangible assets and goodwill, useful lives for amortization of assets and liabilities including intangible assets, deferred costs and revenues, determination of fair value for stock-based transactions, and recoverability of long-lived assets.  Financial results as determined by actual events could differ from those estimates.

Principles of consolidation
The consolidated financial statements include the financial statements of the Company, all its majority-owned subsidiaries and the variable interest entity in which the Company is deemed to be the primary beneficiary.  All significant intercompany transactions and balances have been eliminated on consolidation.  Through August 31, 2008, the Company consolidated the accounts of Asia Interactive Media Inc., a variable interest entity in which the Company was deemed to be the primary beneficiary.  During the year ended August 31, 2009, the Company recorded the disposal of this variable interest entity (refer to Note 3 (b)).

Foreign currency translation
The CIBT subsidiaries in China maintain their accounting records in Chinese RMB.  The functional currency of the parent company and other entities in Canada is the Canadian dollar and the Company’s reporting currency is the Canadian dollar.  The Company’s integrated foreign operations are translated using the temporal method.  Under this method, foreign denominated monetary assets and liabilities are translated into their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date; non-monetary items are translated at historical exchange rates, except for items carried at market value, which are translated at the rate of exchange in effect at the balance sheet date; revenues and expenses are translated at average rates of exchange during the period; and exchange gains or losses arising on foreign currency translation are included in net income (loss) for the period.  The Company’s self-sustaining foreign operations are translated using the current rate method.  Under this method, foreign denominated assets and liabilities are translated into their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date; revenues and expense items are translated at the rates which approximate those in effect on the date of the transactions; and the resulting gains and losses from translation are accumulated in other comprehensive income (loss).  An appropriate portion of the exchange gains and losses accumulated in other comprehensive income (loss) will be included in the determination of operating results for the period when there is a reduction in the net investment in the self sustaining operation.

CIBT EDUCATION GROUP INC.	Page 2
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Foreign currency translation (cont’d)
The Company follows the temporal method of accounting for the translation of foreign currency transactions into Canadian dollars. Foreign currency denominated monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date.  Revenue and expense items in foreign currencies are translated at the rate of exchange in effect when the transactions occur.  Exchange gains and losses recognized on foreign currency transactions and the translation of foreign currency balances at the balance sheet date are included in the determination of income (loss) for the period.

Effective September 1, 2008, the Company changed its reporting currency from United States dollars to Canadian dollars with the Canadian dollar being its functional currency for all periods presented.  The Company believes that Canadian dollars best reflect its most significant operations, being those of SSDC, which are conducted primarily in Canadian dollars.  In accordance with Canadian generally accepted accounting principles, the Company previously used the current rate method to translate all amounts presented to United States dollars.  Under the current rate method, all assets and liabilities were translated from Canadian dollar functional currency to United States dollars using exchange rates in effect at the end of the reporting period; revenue, expenses and cash flows are translated at the average rate during the reporting period; and any associated gains and losses are recorded as cumulative translation adjustment in equity.

Cash equivalents
The Company considers only those investments that are highly liquid, readily convertible to cash with original maturities of three months or less at date of purchase as cash equivalents.

Marketable securities
Marketable securities consist of common shares of NextMart Inc. (previously Sun New Media Inc.) (“NextMart”), whose common shares are traded in the public equity markets.  For all periods presented, the Company’s interest in NextMart does not represent a position of control or significant influence.

Inventory
Inventories, which primarily consists of printed books and other education materials, are valued at the lower of cost and net realizable value, with cost being determined on a weighted average basis.

Property and equipment
Property and equipment are recorded at cost.  Amortization is provided over the estimated useful lives of assets as follows: Leasehold improvements - straight-line over the lesser of 5 years and remaining lease term; Furniture and equipment - 20% declining balance; Computer equipment - 20% declining balance.  The carrying value of property and equipment is reviewed for impairment whenever changes in events or circumstances indicate the recoverable value may be less than the carrying amount.  Determination of whether impairment of property and equipment has occurred is based on undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition.  Impairment charges, when indicated, are charged to operations in the reporting period in which determination of impairment is made by management.  The impairment charge is calculated by the excess of the carrying value over its fair value, with fair value being determined using a discounted cash flow analysis.

Curriculum development costs
The Company capitalizes direct costs incurred in developing programs and curriculums for new courses.  These costs are amortized to direct educational cost on a straight-line basis over the expected life of the course (ranging from 12 months to 48 months) upon commencement of the new courses.  Costs relating to the ongoing development and maintenance of existing courses are expensed as incurred.

Deferred offering costs
The Company capitalizes direct costs incurred in connection with proposed private debt financings and public equity market financings.  Offering costs in connection with private debt financings are offset against the proceeds of the financing and amortized using the effective interest method.  Offering costs in connection with public equity market financings are offset against the proceeds of the financing and share capital is recorded net of offering costs.  Previously capitalized amounts are charged to operations if the financing is not completed.

CIBT EDUCATION GROUP INC.	Page 3
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Intangible assets
The Company’s finite life and indefinite life intangible assets are recorded at their cost which, for intangible assets acquired in business combinations, represents the acquisition date fair value.  Indefinite life intangible assets, which include accreditations, brand and trade names, and Chinese university partnership contracts are not subject to amortization and are tested for impairment annually or when indicated by changes in events or circumstances.  An impairment of an indefinite life intangible asset is recorded when, and to the extent that, the carrying value of an indefinite life intangible asset exceeds the fair value of the related indefinite life intangible asset with fair values of the indefinite life intangible assets being determined pursuant to generally accepted valuation methodologies.  Finite life intangible assets, which include curriculum access contracts, acquired curriculum, internally developed curriculum, and foreign university cooperating agreements are amortized over periods ranging from one to fifteen years on a straight-line basis, being their estimated useful lives.  Finite life intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable through future undiscounted net cash flows from the use or disposal of the related finite life intangible asset.

Goodwill
Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable assets acquired, less liabilities assumed, based on their fair values.  Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the synergies of the business combination.  When the net of the amounts assigned to identifiable net assets exceeds the cost of the purchase (“negative goodwill”), the excess is eliminated, to the extent possible, by a pro-rata allocation to certain non-current assets, with the balance presented as an extraordinary gain.  Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.  Impairment is assessed through a comparison of the carrying amount of the reporting unit with its fair value.  When the fair value of a reporting unit is less than its carrying amount, goodwill of the reporting unit is considered to be impaired.  Any impairment of goodwill is recognized as an impairment loss in the period.

Revenue recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, the risks and rewards of ownership pass to the purchaser, the selling price is fixed or determinable, and collectability is reasonably assured.  IRIX recognizes revenue for service provided on a completed contract basis.  Under the completed contract method, contract revenues billed and contract expenses incurred are deferred until the contract is substantially completed, delivery to the customer occurs and there is reasonable assurance of collection.  If losses are expected on contracts before substantial completion, full provision is made for such losses.  CIBT recognizes tuition fee revenue, net of discounts, on a straight-line basis over the period of instruction.  Tuition fees paid in advance of course offerings, net of related discounts and direct costs incurred, are recorded as deferred revenue and recognized in revenue when earned.  CIBT has entered into numerous educational delivery agreements with various educational service providers whereby a portion of the tuition fees, net of discounts, are paid to these educational service providers for the provision of facilities and/or teaching staff.  For the majority of these revenue sharing arrangements CIBT is considered the primary obligor and accordingly records the tuition fee revenues on a gross basis and the portion paid to the educational service providers is included in direct educational costs.  SSDC and KGIC recognizes tuition fee revenue on a straight-line basis over the terms of contracts when persuasive evidence of an arrangement exists, the price is fixed or determinable and collectability is reasonably assured.  Tuition fees paid in advance of course offerings are recorded as deferred revenue and recognized in revenue when earned.  The Company recognizes revenues from its management advisory services agreements on a straight-line basis over the service period.

Stock-based compensation
The Company grants stock options to certain directors, employees and consultants to acquire shares in the common stock of the Company in accordance with the terms of the Company’s stock option plan.  When stock options are issued the Company records the estimated fair value of the stock-based compensation awards as an expense over the requisite service period with a corresponding credit to contributed surplus.  Fair values have been determined using the Black-Scholes option pricing model.

Income taxes
The Company follows the liability method of tax allocation.  Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and measured using the substantively enacted tax rates and laws in effect when the differences are expected to reverse.  In the case of unused tax losses, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax assets is determined by reference to the more likely than not realization of future income tax reductions.

CIBT EDUCATION GROUP INC.	Page 4
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Earnings per share
The Company follows the treasury stock method for determining diluted earnings per share.  This method assumes that proceeds received from in-the-money stock options and share purchase warrants are used to repurchase common shares at the average prevailing market rate during the reporting period.  Anti-dilutive stock options and share purchase warrants are not considered in computing diluted earnings per share.  Basic earnings per share figures have been calculated by dividing net income by the weighted monthly average number of shares outstanding during the respective periods.

Comprehensive Income
Comprehensive income includes both net earnings and other comprehensive income.  Other comprehensive income includes holding gains and losses on available-for-sale investments, gains and losses on certain derivative financial instruments and foreign currency gains and losses relating to translation of self-sustaining foreign operations and translation from functional currency to reporting currency.

Financial Instruments
The following is a summary of the classes of financial instruments included in the Company’s consolidated balance sheet as well as their designation by the Company:

Balance sheet item	Classification	Measurement basis

Cash and cash equivalents	Held-for-trading	Fair value
Marketable securities	Available-for-sale	Fair value
Accounts receivable	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Other liabilities	Amortized cost
Long-term debt	Other liabilities	Amortized cost
Due to related parties	Other liabilities	Amortized cost

Changes in fair value for held-for-trading financial instruments are recognized in net income (loss) for the period.  Changes in fair value that remain unrealized for available-for-sale financial instruments are recorded in other comprehensive income until realized or determined to be impaired at which time the gain, loss or impairment is recognized in net income (loss) for the period.

The Company accounts for transaction costs directly attributable to the acquisition or issue of a financial asset or financial liability as follows:
• For financial assets or liabilities classified as held for trading, all transaction costs are immediately charge to operations.
• For all other financial assets or liabilities, all transactions costs are added to the carrying amount on initial classification. Subsequently, amounts are subject to either effective interest amortization or fair market value adjustments.

Non-controlling interests
Non-controlling interests exist in less than wholly-owned subsidiaries and divisions of the Company and represent the outside interests’ share in the carrying values and operations of the subsidiaries and divisions.  As of August 31, 2010, the non-controlling interests were as follows:

Subsidiary / division	Non-controlling interest %

Beihai College	40.00%
Sprott-Shaw Degree College Corp. – Surrey Campus	33.33%
Irix Design Group Inc.	49.00%

CIBT EDUCATION GROUP INC.	Page 5
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Adoption of new accounting standards

On September 1, 2009, the Company adopted the changes made by the CICA to Handbook Section 3862 “Financial Instruments – Disclosures” whereby an entity is required to classify and disclose the fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements.  The fair value hierarchy shall have the following levels:
• Level 1 - Valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;
• Level 2 - Valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (ie. as prices) or indirectly (ie. derived from prices); and
• Level 3 - Valuation techniques using inputs for the asset or liability that are not based on observable market data (ie. unobservable inputs).
The fair value hierarchy requires the use of observable market inputs whenever such inputs exist.  A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.  The required disclosures are included in Note 15.

On September 1, 2009, the Company adopted the requirements of CICA Handbook Section 3064 “Goodwill and Intangible Assets”.  The new standard provides guidance on when expenditures qualify for recognition as intangible assets.  The adoption of this standard did not have a significant impact on the financial statements.

Future accounting standards

In December 2008, the CICA issued three new accounting standards:
(a) Handbook Section 1582 “Business Combinations”
(b) Handbook Section 1601 “Consolidated Financial Statements”
(c) Handbook Section 1602 “Non-Controlling interest”
These three new accounting standards replaced Section 1581 “Business Combinations” and Section 1600 “Consolidated Financial Statements”.  CICA Handbook Section 1582 provides the Canadian equivalent to IFRS 3 – “Business Combinations” and CICA Handbook Sections 1601 and 1602 provide the Canadian equivalent to IAS 27 – “Consolidated and Separate Financial Statements”. CICA Handbook Section 1582 requires additional use of fair value measurements, recognition of additional assets and liabilities, and increased disclosure for the accounting of a business combination.  The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Entities adopting Section 1582 will also be required to adopt Sections 1601 and 1602.  Section 1602 establishes standards for accounting for a non-controlling interest and will require the non-controlling interest to be presented as part of shareholders’’ equity on the balance sheet.  In addition, the net earnings will include 100% of the subsidiary’s results and will be allocated between the controlling interest and the non-controlling interest.  These standards apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company is in the process of evaluating the impact these standards will have on the Company’s financial position and results of operations upon adoption.

In December 2009, the CICA issued Emerging Issues Committee Abstract (“EIC”) 175 “Multiple Deliverable Revenue Arrangements”, replacing EIC 142 “Revenue Arrangements with Multiple Deliverables”.  This abstract was amended to: (1) exclude from the application of the updated guidance those arrangements that would be accounted for in accordance with ASC 985-605 (formerly Financial Accounting Standards Board Statement of Position 97-2) “Software Revenue Recognition”, as amended by Accounting Standards Update 2009-14; (2) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (3) require in situations where a vendor does not have vendor-specific objective evidence or third-party evidence of selling price, that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (4) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (5) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance.  The accounting changes summarized in EIC 175 are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted.  Adoption may either be on a prospective basis or by retrospective application.  The Company is in the process of evaluating the impact this standard will have on the Company’s financial position and results of operations upon adoption.

CIBT EDUCATION GROUP INC.	Page 6
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 3 – ACQUISITIONS AND DISPOSALS

a)    KGIC Language College Corp.

On March 15, 2010, the Company, through its newly incorporated wholly-owned subsidiary KGIC Language College Corp. (“KGIC”), completed the acquisition of KGIC Education Group Inc.  The Company acquired, through KGIC (a newly incorporated wholly owned subsidiary of the Company), the primary assets and liabilities used in the operation of the KGIC group of schools (the “KGIC Assets”).  The KGIC Assets will enable the Company to continue to operate the newly acquired business (the “KGIC Business”) which consists of English language training schools.  KGIC’s existing management team will continue to operate KGIC under an executive management contract.  KGIC operates private English language training schools and business colleges in Canada, with seven campuses in Canada, as well as training centres and branch offices in China, Brazil, Japan, Korea, Taiwan and Mexico.

As consideration, the initial estimated purchase price of $4,300,000 was paid by the Company to the selling parties.  In addition, the Company incurred transaction costs of $279,062.  As required under the terms of the agreement, the Company paid an additional $700,000 into escrow in anticipation of purchase price adjustments resulting from the finalization of certain working capital and other conditions.  During August 2010, the parties agreed to the final working capital adjustment of $482,503 reducing the estimated purchase price payable to the vendors to $4,517,497.  In addition to the initial payment above, $650,000 was paid to the vendors out of the escrow amount leaving $50,000 of purchase price payable as of August 31, 2010.

The amounts held in escrow (being $50,000 as of August 31, 2010) are to be released from escrow no more than 12 months after the closing date (March 15, 2010), subject to:
(a)	the satisfaction of certain conditions; and
(b)	adjustments based on the final determination of the working capital acquired at the time of closing.

Subsequent to August 31, 2010, the parties further amended the purchase consideration whereby $700,000 of purchase price was repaid by the selling parties to the Company.  This amount has been recorded as accounts receivable as at August 31, 2010 and reflected in the purchase price allocation below as a reduction to the purchase price.

The Company has agreed to pay a maximum of $3,917,810 of further consideration which will be paid and recognized upon the achievement of the following net revenue and EBITDA (earnings before interest, taxes, depreciation and amortization) milestones by the KGIC Business:
(a)
up to $958,905 in cash if the net revenue of the KGIC Business exceeds $16,109,588 and the EBITDA of the KGIC Business exceeds $1,284,930 for the period March 16, 2010 to February 28, 2011, such amount to be calculated according to a formula which is based upon the excess;

(b)
up to $958,905 in value of the Company’s shares if the net revenue of the KGIC Business exceeds $16,109,588 and the EBITDA of the KGIC Business exceeds $1,284,930 for the period March 16, 2010 to February 28, 2011, such amount to be calculated according to a formula which is based upon the excess;

(c)
up to $1,000,000 in cash if the net revenue of the KGIC Business exceeds $18,200,000 and the EBITDA of the KGIC Business exceeds $2,000,000 for the period March 1, 2011 to February 29, 2012, such amount to be calculated according to a formula which is based upon the excess; and

(d)
up to $1,000,000 in cash if the net revenue of the KGIC Business exceeds $23,000,000 and the EBITDA of the KGIC Business exceeds $3,450,000 for the period March 1, 2012 to February 28, 2013, such amount to be calculated according to a formula which is based upon the excess.

CIBT EDUCATION GROUP INC.	Page 7
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 3 – ACQUISITIONS AND DISPOSALS (cont’d)

a)    KGIC Language College Corp. (cont’d)

The acquisition of KGIC has been accounted for as a business combination using the purchase method with the preliminary fair value of the assets acquired and liabilities assumed on the acquisition date being as follows:

Fair Value of Assets Acquired

Cash	$19,744
Accounts receivable	809,750
Inventory	110,620
Prepaids and other current assets	258,872
Property and equipment	352,089
Intangible assets subject to amortization
Curriculum	860,000
Software	370,000
Intangible assets not subject to amortization
Accreditations and registrations	200,000
Brand and trade names	1,410,000
Goodwill	3,542,488
Accounts payable and accrued liabilities	(361,562)
Deferred revenue	(3,475,442)

Net assets acquired equal to purchase price	$4,096,559

Purchase price comprised of:
Cash	$3,817,497
Acquisition costs	279,062

Total purchase price	$4,096,559

The goodwill has been allocated to the KGIC business segment.  In connection with the balance of goodwill acquired, a total of $160,000 will be deductible for tax purposes.  The purchase price allocation for this acquisition is preliminary and will be adjusted further as a result of obtaining additional information regarding preliminary estimates of fair values and costs made at the date of purchase.  The operating results of the KGIC Business, from March 16, 2010 to August 31, 2010 are included in these consolidated financial statements.

b)    Asia Interactive Media Inc.

On February 9, 2007, the Company loaned to Asia Interactive Media Inc. (“AIMI”), a US reporting company, US$150,000 in exchange for an 8% convertible promissory note due February 9, 2009.  At any time before February 9, 2009, the Company had the right to convert all or a portion of the loan principal amount of the promissory note into common shares of AIMI at a conversion price of US$0.01 per share.  As at February 9, 2007, AIMI had 5,000,000 common shares outstanding and the Company’s loan can be converted into 15,000,000 common shares of AIMI, representing a then 75% interest.  On September 29, 2008, AIMI repaid the US$150,000 loan plus accrued interest of US$19,233 to the Company.  In addition, members of the Company’s management team and Board of Directors resigned from AIMI’s Board of Directors on September 29, 2008.  Accordingly, effective September 29, 2008, the Company ceased to consolidate AIMI.

c)    Sprott-Shaw Degree College Corp.

Effective December 17, 2007, the Company acquired, through SSDC (a newly incorporated wholly owned subsidiary of the Company), the primary assets and liabilities used in the operation of the Sprott-Shaw Community College group of schools (the “SSCC Assets”).

During the year ended August 31, 2010 SSDC EBITDA exceeded the milestone thresholds in the original purchase agreement resulting in an additional purchase price payable of $386,333 which has been accrued and recorded as an accrued liability as at August 31, 2010 resulting in a corresponding increase in the original amount of goodwill attributed to the business combination.

CIBT EDUCATION GROUP INC.	Page 8
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 3 – ACQUISITIONS AND DISPOSALS (cont’d)

c)    Sprott-Shaw Degree College Corp. (cont’d)

During the year ended August 31, 2009 SSDC EBITDA exceeded the milestone thresholds in the original purchase agreement resulting in an additional purchase price payable of $886,333 which was paid during the year ended August 31, 2010 and resulted in a corresponding increase in the original amount of goodwill attributed to the business combination. In addition the vendors agreed to further adjustments to the purchase price and the final amount to be paid out of escrow subsequent to November 30, 2008 which resulted in a reduction of the purchase price of $210,899 which resulted in a corresponding reduction in the original amount of goodwill attributed to the business combination.

d)    Concordia Career College / Modus International Language Institute

On September 4, 2008, the Company acquired the primary assets and liabilities used in the operation of Concordia Career College and Modus International Language Institute (collectively “Concordia Group” and the “Concordia Group Assets”).  The operations of the Concordia Group have been integrated with SSDC’s operations in Canada.  As consideration the Company agreed to pay a maximum of $150,000 to the vendors within 18 months after the close of the transaction if certain gross revenue and net profit targets were met by the Concordia Group within the 18 month period ending March 4, 2010.

During the year ended August 31, 2010 the Company came to an agreement with the vendors and paid a total of $60,000 of purchase consideration resulting in a corresponding increase in goodwill.

NOTE 4 – ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following at August 31, 2010 and 2009:

	August 31, 2010	August 31, 2009

Trade receivables	$10,759,227	$8,973,565
Less: allowance for bad debts	(451,691)	(428,835)
KGIC purchase price adjustment receivable	700,000	-
Other	216,358	244,243

	$11,223,894	$8,788,973

NOTE 5 – MARKETABLE SECURITIES

At August 31, 2010, marketable securities consist of 5,862,824 common shares representing approximately 7% of NextMart Inc. (previously Sun New Media Inc., and formerly SEG) (“NextMart”).  As at August 31, 2010, the Company recorded a loss in connection with the impairment of the carrying value of the shares available for sale of $127,229 which includes the reclassification of $39,574 of unrealized losses from accumulated other comprehensive loss into earnings.  The components of the Company’s investment in NextMart and the market price of the NextMart shares are as follows:

	August 31, 2010		August 31, 2009

	Number of Shares	Carrying Value	Number of Shares	Carrying Value

Available-for-sale securities	5,862,824	$60,000	5,862,824	$147,655

	5,862,824	$60,000	5,862,824	$147,655

Market price	US$0.01 per share		US$0.02 per share

CIBT EDUCATION GROUP INC.	Page 9
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 6 – PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other current assets consisted of the following at August 31, 2010 and 2009:

	August 31, 2010	August 31, 2009

Prepaid expenses and deposits	$1,087,743	$1,875,936
Tuition fees held by Far Eastern University	109,343	159,851
Cash held in trust by lawyer	-	228,000

	$1,197,086	$2,263,787

NOTE 7 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at August 31, 2010 and 2009:

	August 31, 2010	August 31, 2009

Furniture and equipment	$3,725,295	$3,753,930
Leasehold improvements	2,805,483	2,593,965
Equipment under capital lease	524,524	548,287

	7,055,302	6,896,182

Accumulated amortization - furniture and equipment	(1,795,625)	(1,858,534)
Accumulated amortization - leasehold improvements	(1,634,967)	(1,132,401)
Accumulated amortization - equipment under capital lease	(205,857)	(166,435)

	(3,636,449)	(3,157,370)

	$3,418,853	$3,738,812

During the fiscal year ended August 31, 2010, the Company recorded amortization of property and equipment totalling $1,131,255 (2009 – $1,076,219).

IRIX acquired certain of its equipment by way of capital leases.  These leases have expiry dates ending between January 12, 2011 and December 1, 2013.  The equipment is amortized as follows: $109,431 on a straight-line basis over 60 months to a residual buy out amount of $33,539, and $21,300 using a declining balance rate of 20% to a residual buy out amount of $2.  Included in amortization expense for the current period is $18,246 (2009 – $19,012) relating to equipment under capital leases.  Included in accumulated amortization as at August 31, 2010 is $78,599 (2009 – $60,353) relating to equipment under capital leases.

SSDC acquired certain of its equipment by way of capital leases.  These leases have expiry dates ending between April 30, 2012 and May 1, 2014.  The equipment is amortized as follows: $417,556 using a declining balance rate of 20% to a residual buy out amount ranging from $1,500 to estimated fair market value of the equipment at the end of the lease.  Included in amortization expense for the current period is $72,540 (2009 – $58,131) relating to equipment under capital leases.  Included in accumulated amortization as at August 31, 2010 is $127,258 (2009 – $106,082) relating to equipment under capital leases.

The future minimum payments required in connection with the capital leases are as follows:

For the years ending August 31,	2011	$147,257
	2012	108,924
	2013	79,391
	2014	74,126

		409,698
Less: amount representing interest		(68,790)

		340,908
Less: current portion		(118,098)

		$222,810

CIBT EDUCATION GROUP INC.	Page 10
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 8 – INTANGIBLE ASSETS AND GOODWILL

Intangible assets and goodwill are as follows:
	August 31, 2010
Amounts		Accumulated	Carrying
	Cost	Amortization	Value

Intangible assets subject to amortization

Beginning balance	$4,323,588	$(1,837,909)	$2,485,679

Additions during the current year	1,230,000	(406,022)	823,978
Foreign exchange adjustments	(24,541)	5,661	(18,880)

Ending balance	$5,529,047	$(2,238,270)	$3,290,777

Intangible assets not subject to amortization

Beginning balance			$11,924,340

Additions during the current year			1,610,000
Impairments during the current year			(2,000,000)

Ending balance			$11,534,340

Total intangible assets			$14,825,117

Goodwill

Beginning balance			$7,010,875

Additions during the current year			3,988,821

Ending balance			$10,999,696

	August 31, 2009
Amounts		Accumulated	Carrying
	Cost	Amortization	Value

Intangible assets subject to amortization

Beginning balance	$4,264,064	$(1,221,027)	$3,043,037

Additions during the current year	-	(560,542)	(560,542)
Foreign exchange adjustments	59,524	(56,340)	3,184

Ending balance	$4,323,588	$(1,837,909)	$2,485,679

Intangible assets not subject to amortization

Beginning balance			$11,924,340

Additions during the current year			-

Ending balance			$11,924,340

Total intangible assets			$14,410,019

Goodwill

Beginning balance			$6,335,441

Additions during the current year			675,434

Ending balance			$7,010,875

CIBT EDUCATION GROUP INC.	Page 11
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 8 – INTANGIBLE ASSETS AND GOODWILL (cont’d)

	August 31, 2010
Amounts		Accumulated	Carrying
	Cost	Amortization	Value

Intangible assets subject to amortization

Agreements and contracts – curriculum access	$348,333	$(203,813)	$144,520
Internally developed curriculum – acquired	2,912,000	(400,800)	2,511,200
Foreign university cooperative agreements and others	2,268,714	(1,633,657)	635,057

	$5,529,047	$(2,238,270)	$3,290,777

Intangible assets not subject to amortization

Accreditations and registrations			$2,706,000
Brand and trade names			4,886,000
Chinese university agreements and contracts			3,942,340

			$11,534,340

Total intangible assets			$14,825,117

	August 31, 2009
Amounts		Accumulated	Carrying
	Cost	Amortization	Value

Intangible assets subject to amortization

Agreements and contracts – curriculum access	$348,333	$(126,338)	$221,995
Internally developed curriculum – acquired	2,052,000	(228,000)	1,824,000
Foreign university cooperative agreements and others	1,923,255	(1,483,571)	439,684

	$4,323,588	$(1,837,909)	$2,485,679

Intangible assets not subject to amortization

Accreditations and registrations			$2,506,000
Brand and trade names			3,476,000
Chinese university agreements and contracts			5,942,340

			$11,924,340

Total intangible assets			$14,410,019

As at August 31, 2010, the Company recorded an impairment charge totalling $2,000,000 to the carrying value of intangible assets not subject to amortization as a result of declining revenues and income stemming from the Company’s business operations in Beijing, China.  The Company determined the fair value of the impaired long-lived assets based on a discounted net cash flow analysis.  The $2,000,000 impairment charge affected the carrying amount of the intangibles relating to the Beijing University agreement, which forms part of the Chinese university agreements and contracts asset category under intangible assets not subject to amortization.

NOTE 9 – DEFERRED OFFERING COSTS

In connection with the Company’s planned financing to raise US$15,000,000 from accredited and institutional investors by way of a registered offering of common shares of the Company as announced on November 18, 2009, the Company filed a prospectus with the Securities and Exchange Commission on July 15, 2010 in accordance with U.S. securities laws.  Direct costs totalling $600,252 were incurred in connection with the preparation and filing of the prospectus.  On September 20, 2010, as a result of market conditions at the time, the Company withdrew the prospectus.  The Company plans to re-file the prospectus, however, as a result of the delay and the need to update the prospectus on re-filing, the Company has expensed $200,000 of the deferred offering costs, leaving a balance of $400,252 as at August 31, 2010.

CIBT EDUCATION GROUP INC.	Page 12
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 10 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consisted of the following at August 31, 2010 and 2009:

	August 31, 2010	August 31, 2009

Trade accounts payable	$2,704,039	$2,346,716
Payroll and related liabilities	1,579,398	1,164,802
Purchase price payable	436,333	886,333
Tuition fees and grants payable	74,017	804,380
Others	213,400	182,536

	$5,007,187	$5,384,767

NOTE 11 – LONG-TERM DEBT

The carrying value of debt in SSDC is as follows:

Demand term instalment loan, payable in monthly instalments of $50,000 plus interest at the prime rate plus 2%	$2,750,000

Promissory note payable at $460 per month including interest at 8.5% per annum, unsecured, due October 2013	39,013

Promissory note payable at $505 per month including interest at 8% per annum, unsecured, due June 2011	4,875

2,793,888
Less: current portion	(2,757,164)

Balance at August 31, 2010	$36,724

In addition, SSDC has a demand operating credit facility available in the amount of $1,500,000 with interest calculated at the prime rate plus 2%.  As at August 31, 2010, the demand operating facility was not utilized.

The demand operating credit facility and the demand term instalment loan is secured as follows:
•	first priority security interest in the assets of SSDC
•	assignment of fire and perils insurance on the property of SSDC
•	guarantee from KGIC on the bank indebtedness of SSDC
•	postponement of claims from the Company on advances to SSDC

The debt covenants, calculated using SSDC’s financial statements, of the demand term instalment loan are as follows:
•	the senior debt to earnings before interest, taxes, depreciation and amortization not to exceed 1.75 to 1.0 at any time
•	the adjusted current ratio is not less than 1.75 to 1.0 at any time
•	the adjusted fixed charge coverage ratio is not less than 1.2 to 1.0 at any time

The adjusted current ratio and the adjusted fixed charge coverage ratio are defined in accordance with the agreement between SSDC and the banking facility.  As at August 31, 2010, none of the debt covenants have been violated, and the demand term instalment loan remains in good standing.

Although the demand term instalment loan may be called for payment on demand, principal repayments due over the next five years based on scheduled repayment amounts are as follows:

For the years ending August 31,	2011	$557,164
	2012	602,492
	2013	602,712
	2014	631,520
	2015	400,000

		$2,793,888

CIBT EDUCATION GROUP INC.	Page 13
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 12 – SHARE CAPITAL

Authorized share capital consists of 150,000,000 common shares without par value.
	Number	Value
Issued and outstanding

Balance at August 31, 2008 and 2009	64,109,297	$44,350,606

- for private placement at $0.70 per share	4,726,714	3,308,700
- fees and commissions for private placement	-	(206,270)
- fair value of agent’s warrants for private placement	-	(63,000)
- for cash by exercise of options at $0.50 per share	390,000	195,000
- contributed surplus reallocated on exercise of stock options	-	124,800

Balance at August 31, 2010	69,226,011	$47,709,836

On October 27, 2009, the Company negotiated a non-brokered private placement to raise $3,000,000 by the issuance of common shares of the Company at a price of $0.70 per share.  The financing was undertaken with several purchasers, including institutional investors, in two tranches.  Finders’ fees were payable in connection with a portion of the financing.  On November 4, 2009, the Company closed the first tranche of the non-brokered private placement.  Under the first tranche closing, the Company raised $2,100,000 by the issuance of 3,000,000 common shares at a price of $0.70 per share.  The Company incurred a finders’ fee consisting of a cash commission of $105,000 and finder’s warrants, exercisable for one year, entitling the holder to purchase 210,000 common shares at a price of $0.70 per share under the first tranche closing.  On November 24, 2009, the Company closed the second tranche of the non-brokered private placement.  Under the second tranche closing, the Company raised $1,208,700 by the issuance of 1,726,714 common shares at a price of $0.70 per share.  The Company incurred a finders’ fee consisting of a cash commission of $101,270 under the second tranche closing.  Total proceeds of $3,308,700 were raised in the non-brokered private placement, an oversubscription of $308,700 from the original $3,000,000 announced on October 27, 2009.

The fair value of the finder’s warrants at the issue date was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: expected life of one year; risk-free interest rate of 0.57%; expected dividend yield of 0% and an expected volatility of 82.9%.

Share purchase warrants
The Company has 210,000 share purchase warrants outstanding exercisable at a price of $0.70 per share exercisable to November 3, 2010.  These share purchase warrants expired unexercised on November 3, 2010.

The Company’s share purchase warrant activity is summarized as follows:
	Number of Warrants	Weighted Average Exercise Price ($)	Weighted Average Remaining Life

Balance, August 31, 2008	5,420,385	1.39	0.80 years

- warrants expired	(208,466)	0.75

Balance, August 31, 2009	5,211,919	1.43	0.38 years

- warrants issued	210,000	0.70
- warrants expired	(5,211,919)	1.62

Balance, August 31, 2010	210,000	0.70	0.18 years

Details of warrants outstanding and exercisable as at August 31, 2010 are as follows:

Number of Warrants	Exercise Price	Expiry Date	Remaining Contractual Life

210,000	$0.70	November 3, 2010	0.18 years

210,000
	The share purchase warrants expired unexercised on November 3, 2010

CIBT EDUCATION GROUP INC.	Page 14
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 12 – SHARE CAPITAL (cont’d)

Share purchase warrants (cont’d)
During the year ended August 31, 2009, the Company extended the term of certain warrants originally set to expire February 13, 2009 by one year.  The fair value of this warrant extension was estimated to be $648,600.  The Company originally accounted for the estimated fair value of these investor warrants using the residual approach which resulted in the related private placement unit proceeds were allocated entirely to the common shares.  The fair value of this warrant extension was determined to be a cost of equity and was recorded as warrants in shareholders’ equity with a corresponding charge to deficit.

Stock options
The Company has stock options outstanding to certain employees, officers and directors providing the right to purchase up to 3,965,000 shares at prices ranging from $0.51 per share to $2.00 per share exercisable for periods ending from February 19, 2011 to August 8, 2013.

The Company has in place a rolling stock option plan (the “Plan”) whereby a maximum of 10% of the issued and outstanding shares of the Company, from time to time, may be reserved for issuance pursuant to the exercise of options.  The material terms of the Plan are as follows:
•	The term of any options granted under the Plan is fixed by the board of directors at the time the options are granted, to a maximum term of five years.
•
The exercise price of any options granted under the Plan is determined by the board of directors, but shall not be less than the last closing price on the TSX Exchange of the Company’s common shares preceding the grant of such options, less any permitted discount.

•
Unless otherwise imposed by the board of directors, no vesting requirement applies to options granted under the Plan but a four month hold period, commencing from the date of grant of an option, applies to all shares issued upon exercise of an option.

•	All options granted under the Plan are non-assignable and non-transferable.
•
If an option holder ceases to hold a position with the Company in which the option holder would be eligible to be granted an option (other then by reason of death), then the option granted shall expire on the 30th day following the date that the option holder ceases to hold any such position.

The Company’s stock option activity is summarized as follows:
	Number of Options	Weighted Average Exercise Price ($)	Weighted Average Remaining Life

Balance, August 31, 2008	4,535,000	1.18	2.57 years

- options granted during the year	210,000	0.51
- options expired during the year	(495,000)	1.00

Balance, August 31, 2009	4,250,000	1.17	1.87 years

- options granted during the year	130,000	0.72
- options expired during the year	(25,000)	0.50
- options exercised during the year	(390,000)	0.50

Balance, August 31, 2010	3,965,000	1.22	1.10 years

Details of options outstanding as at August 31, 2010 are as follows:

Number of Options	Exercise Price	Expiry Date	Remaining Contractual Life

1,325,000	$0.58	February 19, 2011	0.47 years
100,000	$1.70	March 19, 2011	0.55 years
750,000	$2.00	March 19, 2011	0.55 years
210,000	$0.51	January 21, 2012	1.39 years
1,450,000	$1.53	June 21, 2012	1.81 years
80,000	$0.80	May 2, 2013	2.67 years
50,000	$0.60	August 8, 2013	2.94 years

3,965,000	$1.22 Average Price
	The entire 3,965,000 options outstanding were exercisable as at August 31, 2010

CIBT EDUCATION GROUP INC.	Page 15
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 12 – SHARE CAPITAL (cont’d)

Stock-based compensation
On May 3, 2010, 80,000 stock options were granted to employees, officers and directors of the Company at a price of $0.80 per share, vested and exercisable immediately.  The fair value of these options at the date of grant totalling $32,000 was estimated using the Black-Scholes option pricing model with the following assumptions: expected life of three years; risk-free interest rate of 2.39%; expected dividend yield of 0% and an expected volatility of 75.5%.  The estimated fair value of options granted to employees, officers and directors is recorded on the grant date.  On August 9, 2010, 50,000 stock options were granted to employees, officers and directors of the Company at a price of $0.60 per share, vested and exercisable immediately.  The fair value of these options at the date of grant totalling $15,000 was estimated using the Black-Scholes option pricing model with the following assumptions: expected life of three years; risk-free interest rate of 1.65%; expected dividend yield of 0% and an expected volatility of 75.1%.  The estimated fair value of options granted to employees, officers and directors is recorded on the grant date.  The weighted average fair value price of the stock options on the date of grant is $0.36 per share.

NOTE 13 – CONTRIBUTED SURPLUS

Details of changes in the Company’s contributed surplus balance are as follows:

Balance, August 31, 2008	$4,363,779

Stock compensation on vesting of stock options	581,098

Balance, August 31, 2009	4,944,877

Reverse fair value of agent’s warrants for private placement – expired	648,600
Stock compensation on vesting of stock options	232,626
Allocated to share capital on exercise of options	(124,800)
Deficit from sale of treasury shares (Note 14)	(501,267)

Balance, August 31, 2010	$5,200,036

NOTE 14 – TREASURY SHARES

In accordance with TSX Exchange approval and the provisions of a normal course issuer bid, the Company from time to time acquires its own common shares into treasury.  As at August 31, 2010, 2,399,024 common shares with an accumulated cost of $3,273,790 have been recorded as treasury shares held.  On October 9, 2008, the Company renewed its TSX normal course issuer bid allowing for the repurchase of a total of one million common shares of the Company.  The TSX normal course issuer bid expired on October 8, 2009.

By agreement dated October 1, 2009, effective October 1, 2009 and December 31, 2009 respectively, the Company sold 592,104 and 197,368 treasury shares acquired through the provisions of the Company’s normal course issuer bid to the CEO of the Company at $0.38 per share (October 1, 2009 market price) in consideration for the settlement of a total of $300,000 owing to the CEO.  These treasury shares had an average cost to the Company of approximately $1.37 per share.  The excess of the cost of these treasury shares over the proceeds received was $781,375 of which $501,267 was charged to contributed surplus on elimination of previously recorded treasury share transaction gains and the residual $280,108 was charged to deficit during the year.

Details of changes in the Company’s treasury shares balance are as follows:
	Number	Value

Balance, August 31, 2008	2,450,696	$3,948,460

Purchase of treasury shares	695,800	377,031

Balance, August 31, 2009	3,146,496	4,325,491

Purchases of treasury shares	42,000	29,674
Carrying value of treasury shares sold during the year	(789,472)	(1,081,375)

Balance, August 31, 2010	2,399,024	$3,273,790

CIBT EDUCATION GROUP INC.	Page 16
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 15 – FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the immediate or short-term nature of these instruments.  The fair value of the Company’s marketable securities is based on quoted prices in an active market, a Level 1 valuation methodology.  The fair value of long term debt approximates book value since the interest rate is based on a floating rate.  It is impractical to determine the fair value of the amounts due to related parties with sufficient reliability due to the nature of the financial instruments, the absence of secondary markets and the significant cost of obtaining outside appraisals.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts, and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.  Level 3 inputs are unobservable (supported by little or no market activity).  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract.

NOTE 16 – RESTRUCTURING AND INTEGRATION COSTS

The acquisition of the KGIC Assets and the KGIC Business will require considerable management time to restructure KGIC’s existing operational structure in order to integrate the KGIC operations into the Company’s operating structure.  Since the acquisition date on March 15, 2010, direct management time and costs from the Corporate business segment and from the SSDC business segment was incurred to facilitate the restructuring and the integration process.  From March 16, 2010 to August 31, 2010, a total of $544,500 in costs were incurred and has been classified as restructuring and integration costs in these consolidated financial statements.  Management expects additional cost and effort will be incurred in the next few months to complete the restructuring and the integration process.

NOTE 17 – INCOME TAXES

The Company’s operations are subject to income taxes primarily in Canada and China.  The applicable statutory income tax rate in China is 25 % and the statutory rate applicable to the Company in Canada is 29.00% (2009 – 30.17%).

The following table is a reconciliation of income tax expense (recovery) at the Canadian income tax rate and the amount of reported income tax expense in the Statements of Income (Loss).
	Year Ended August 31, 2010	Year Ended August 31, 2009

Income (loss) before taxes	$(1,412,802)	$778,351
Statutory Canadian income tax rate	29.00%	30.17%

Income tax (recovery) expense at statutory rate	(409,713)	234,828
Effect of differences in foreign tax rates	-	(37,166)
Expired non-capital loss carry-forwards	297,968	927,069
Non-deductible expenses, net	(47,622)	49,954
Differences between current year rate and rates used to measure future income taxes	(164,393)	9,644
Changes in corporate tax rates	-	170,313
Differences in prior period tax returns as filed	169,563	(213,282)
Other taxes	-	19,263
Change in valuation allowance	(2,256,328)	(871,472)
Other	45,470	(3,910)

Income tax provision (recovery)	$(2,365,055)	$285,241

CIBT EDUCATION GROUP INC.	Page 17
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 17 – INCOME TAXES (cont’d)

The following table shows future income taxes resulting from temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amount used for tax purposes, as well as tax loss carry-forwards.

	Year Ended August 31, 2010	Year Ended August 31, 2009

Future income tax assets
Canada
Non-capital loss carry-forwards	$2,638,203	$2,406,007
Share issuance costs	107,329	122,738
Investments	390,979	440,826
Property and equipment	82,422	10,044
Intangible assets	14,207	-
Deferred revenues	227,746	-
China
Non-capital loss carry-forwards	-	133,856
Property and equipment	-	23,204

Total future income tax assets before valuation allowance	3,460,886	3,136,675
Less: valuation allowance	(375,777)	(2,632,105)

	3,085,109	504,570

Future income tax liabilities
Canada
Property and equipment	(238,873)	(19,376)
Intangible assets	(1,382,377)	(627,974)
China
Property and equipment	181,780	(104,322)
Intangible assets	(987,222)	(1,494,505)

	(2,426,692)	(2,246,177)

Net future income tax assets (liabilities)	$658,417	$(1,741,607)

The following table details the movement in the valuation allowance.
	Year Ended August 31, 2010	Year Ended August 31, 2009

Beginning balance	$2,632,105	$3,503,577

Current period tax losses and temporary differences	498,812	98,240
Expired tax losses during the period	(297,968)	(927,069)
Impact of change in statutory rates on opening balance	-	(170,313)
Differences in prior period tax returns as filed	169,563	118,747
Tax benefit of non-capital losses recognized	(2,626,735)	8,923

	(2,256,328)	(871,472)

Ending balance	$375,777	$2,632,105

CIBT EDUCATION GROUP INC.	Page 18
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 17 – INCOME TAXES (cont’d)

The Company has non-capital losses available to offset future taxable income which are detailed in the following table together with the year of expiry.

Year of Expiry	China	Canada	Total

2012	$36,032	$-	$36,032
2013	140,310	1,396,407	1,536,717
2014	359,083	928,481	1,287,564
2025	-	587,698	587,698
2026	-	856,335	856,335
2027	-	2,043,607	2,043,607
2028	-	2,033,359	2,033,359
2029	-	474,435	474,435
2030	-	1,361,207	1,361,207

	$535,425	$9,681,529	$10,216,954

NOTE 18 – COMMITMENTS AND CONTINGENCIES

CIBT entered into a lease agreement on behalf of the Company for the Company’s corporate office space in Vancouver, B.C., as renewed, for a 60 month term (from November 1, 2009 to October 31, 2014).  Under the renewed lease agreement the minimum annual rate for the term of the lease is $88,150 for the first three years and $91,676 for the final two years plus taxes and operating costs.

The Company has estimated future minimum lease payments under this operating lease as follows:

For the years ending August 31,	2011	$88,150
	2012	88,150
	2013	91,088
	2014	91,676
	2015	15,279

		$374,343

During 2007, CIBT’s subsidiaries in China entered into various lease agreements in Beijing and Weifang.  CIBT has estimated future minimum lease payments under these operating leases as follows:

For the years ending August 31,	2011	$139,142

$139,142

SSDC is committed to payments consisting of office and campus premises rental and operating leases for equipment.  SSDC has estimated future minimum lease payments under these operating leases as follows:

For the years ending August 31,	2011	$1,461,585
	2012	1,195,932
	2013	444,959
	2014	278,485
	2015	100,191

		$3,481,152

CIBT EDUCATION GROUP INC.	Page 19
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 18 – COMMITMENTS AND CONTINGENCIES (cont’d)

KGIC is committed to payments consisting of office and campus premises rental and operating leases for equipment.  SSDC has estimated future minimum lease payments under these operating leases as follows:

For the years ending August 31,	2011	$2,734,490
	2012	1,821,250
	2013	1,126,412
	2014	883,083
	2015	859,359

		$7,424,594

NOTE 19 – RISK MANAGEMENT

The Company is engaged primarily in operations in the People’s Republic of China (“PRC”) and accordingly is exposed to political and economic risks associated with investing in the PRC as well as related industry risks.  The Company manages all risk issues directly.  The Company is engaged primarily in service related industries and manages related industry risk issues directly.  The Company generates revenues from multiple sources and from a broad customer/client base and accordingly is not exposed to significant credit concentration risk.  The Company is not exposed to significant interest rate risk.

The Company conducts business in Canada, the United States, China and Hong Kong giving rise to significant exposure to market risks from changes in foreign currency rates.  The financial risk is the risk to the Company's operations that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates.  Currently, the Company does not use derivative instruments or other measures to reduce its exposure to foreign currency risk.  In addition, the Company is exposed to Chinese currency fluctuations and restrictions on Chinese currency exchange, which may affect the Company’s ability to repatriate profits from China.

Exchange rate risk
The Company operates in Canada and China, and through its subsidiaries in China the Company generates revenues in Chinese RMB and incurs operating costs which are payable in Chinese RMB, giving rise to exposure to market risks from changes in foreign currency rates.  A strengthening of 5% of the Canadian dollar against the Chinese RMB would result in an approximate decrease in net income of $160,000. For a weakening of 5% of the Canadian dollar against the Chinese RMB would be an equal and opposite impact on net income.

Credit risk
The financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents and accounts receivable.  Cash is on deposit at major financial institutions.  Management is of the opinion that credit risk with respect to accounts receivable is limited due to the ongoing evaluations of its debts and the monitoring of their financial condition to ensure collections and to minimize losses.  Accounts receivable as at August 31, 2010 is reported net of allowance for bad debts of $451,691 (August 31, 2009 – $428,835).  The carrying amount of the assets included on the balance sheet represents the maximum credit exposure.

Interest rate risk
The Company is exposed to interest rate risk on its cash and cash equivalents which earn interest at market rates, and is exposed to interest rate risk on its demand term instalment loan.  A one point increase in the prime rate of interest would add approximately $30,000 of interest cost per annum to the demand term instalment loan.

Liquidity risk
The Company is exposed to liquidity risk in that the Company will not have sufficient cash resources to meet its financial obligations as they come due in the normal course of business.  The Company manages its liquidity risk by monitoring its operating requirements and using its demand operating credit facility to ensure financial resources are available.  Management prepares budgets and cash forecasts to ensure that the Company has sufficient funds to fulfill its financial obligations.

CIBT EDUCATION GROUP INC.	Page 20
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 19 – RISK MANAGEMENT (cont’d)

Liquidity risk (cont’d)

The following table summarizes the obligations of the Company’s financial liabilities and operating commitments as at August 31, 2010:

	2010					2009
	Less than 1 year	1 – 3 years	4- 5 years	Greater than 5 years	Total	Total

Accounts payable and accrued liabilities	$5,007,187	$-	$-	$-	$5,007,187	$5,384,767
Income taxes payable	522,921	-	-	-	522,921	481,352
Capital leases	118,098	222,810	-	-	340,908	389,451
Long-term debt	2,757,164	36,724	-	-	2,793,888	226,439
Operating leases	4,423,367	6,021,036	974,830	-	11,419,233	4,462,954

	$12,828,737	$6,280,570	$974,830	$-	$20,084,137	$10,944,963

NOTE 20 – CAPITAL DISCLOSURES

The Company’s objectives in managing capital are to ensure sufficient liquidity to conduct its strategy of organic growth in conjunction with strategic acquisitions, and to utilize capital to provide an appropriate return on investment to its shareholders.  The Company’s overall capital strategy remains unchanged from the prior periods.

The capital structure of the Company consists of shareholders’ equity ($27,022,958) and long-term debt ($2,793,888).  The Company manages and adjusts its capital structure in light of economic conditions and the risk characteristics of the underlying assets.  The Company monitors its capital using various financial ratios and non-financial performance indicators.  The Company’s primary uses of capital are to finance working capital requirements, capital expenditures and acquisitions.  The Company must comply, and is currently in compliance, with certain financial ratio requirements in connection with the long-term debt.

NOTE 21 – GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are comprised of the following:

	Year Ended August 31, 2010	Year Ended August 31, 2009

Advertising	$8,700,663	$5,699,158
Bank charges and interest	347,265	198,838
Consulting and management fees	1,380,305	1,230,128
Directors insurance	79,889	79,074
Investor relations	95,187	49,892
Office and general	4,055,573	3,557,686
Professional fees	1,940,634	1,544,022
Regulatory fees	240,688	58,149
Rent	4,108,635	3,019,407
Salaries and benefits	10,645,586	9,631,436
Travel and promotion	305,381	445,823

	$31,899,806	$25,513,613

CIBT EDUCATION GROUP INC.	Page 21
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 22 – NET CHANGES IN NON-CASH WORKING CAPITAL ITEMS

Net changes in non-cash working capital items are comprised of the following:

	Year Ended August 31, 2010	Year Ended August 31, 2009

Accounts receivable	$(2,846,521)	$(4,162,671)
Prepaid expenses	2,470,624	(150,779)
Inventory	58,131	119,894
Accounts payable and accrued liabilities	(255,373)	666,307
Income taxes payable	65,186	30,669
Deferred revenues and fees	(583,878)	2,875,843
Other assets	-	29,021

	$(1,091,831)	$(591,716)

NOTE 23 – RELATED PARTY TRANSACTIONS

In 2004, CIBT established a business venture with Weifang University and received a 60% interest in Beihai College from Weifang in consideration for funding Beihai College in the amount of $714,286 (5,000,000 RMB).  Beihai College is a PRC government approved college which has been in operation since 2002.  In consideration for retaining a 40% interest in Beihai College, Weifang has transferred finite life intangible assets consisting of its existing programs and student enrolments to the newly named CIBT Beihai International Management School and has also agreed to provide exclusive use of the Beihai College facilities at no cost for a period of seven years (subsequently amended to 15 years).

Effective July 1, 2007, the Chinese Government implemented a new cash management policy affecting Beihai College.  The tuition fees of Beihai College are required to be directly remitted to the local Chinese Government when tuition fees are received, and the funds are held by the Chinese Government under the account of Weifang.  Beihai College can receive funds for its operations from Weifang on an as-needed basis up to the amount of the tuition fees collected.  As at August 31, 2010, Weifang owed $1,547,344 (August 31, 2009 – $2,008,503) to CIBT.  In addition, as at August 31, 2010, CIBT owed $135,814 (August 31, 2009 – $790,546) to Weifang.

As at August 31, 2010, a balance of $118,303 (August 31, 2009 – $418,304) was owing to certain officers, employees, directors, relatives of directors, and private companies controlled by officers and directors of the Company.  The $118,303 balance is comprised of $38,014 due to officers of the Company and $80,289 due to the President of IRIX.  Amounts due to related parties are non-interest bearing and have no fixed terms of repayment.  Transactions with related parties are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at August 31, 2010, a balance of $143,721 (August 31, 2009 – $143,741) was owing from the President of SSDC.

Effective October 1, 2009 and December 31, 2009, the Company sold a total of 789,472 treasury shares acquired through the provisions of the Company’s normal course issuer bid to the CEO of the Company at $0.38 per share (market price) in consideration for the settlement of a $300,000 bonus owing to the CEO (refer to Note 14).

During the year ended August 31, 2010 the Company and its subsidiaries incurred $1,772,472 (2009 – $1,538,411) for management fees, salaries and bonuses paid or payable to certain directors and officers employed by the Company, CIBT, SSDC, KGIC and IRIX.  Effective January 1, 2010, a new bonus of $400,000 is payable to the CEO of the Company in quarterly instalments of $100,000 per quarter.  In addition, a bonus of $409,509 is payable to the President of SSDC.

CIBT EDUCATION GROUP INC.	Page 22
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 24 – SEGMENTED INFORMATION

The Company’s primary industry and geographic segments are in China where CIBT operates technical and career training schools, and in Canada where SSDC and KGIC operates technical and career training schools and IRIX conducts web design and advertising services.  The Company’s corporate operations are also in Canada.  Transactions between CIBT, SSDC, KGIC, IRIX and the Company (Corporate) are reported as inter-segment transactions, and are eliminated on consolidation.  Inter-segment transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

Industry and Geographic Segments	Year Ended August 31, 2010
	CIBT (China)	SSDC (Canada)	KGIC (Canada)	IRIX (Canada)	Corporate (Canada)	Consolidated
Revenues
Educational	$7,166,099	$36,919,922	$10,302,107	$-	$-	$54,388,128
Design and advertising	-	-	-	1,566,724	-	1,566,724

	$7,166,099	$36,919,922	$10,302,107	$1,566,724	$-	$55,954,852

Revenues, net of direct costs	$3,388,780	$25,168,370	$5,863,734	$863,666	$-	$35,284,550

Other expenses and items:
Amortization	(491,813)	(829,453)	(127,923)	(26,496)	(61,592)	(1,537,277)
General and administrative	(3,230,571)	(18,325,086)	(5,277,510)	(802,856)	(4,263,783)	(31,899,806)
Stock-based compensation	-	-	-	-	(232,626)	(232,626)
Interest on long-term debt	-	(92,346)	-	-	-	(92,346)
Foreign exchange gain (loss)	(86,729)	-	-	(2,714)	(7,234)	(96,677)
Loss on disposal of assets	(56,412)	(118,104)	-	-	-	(174,516)
Impairment of marketable securities	-	-	-	-	(127,229)	(127,229)
Impairment of intangible assets	(2,000,000)	-	-	-	-	(2,000,000)
Write-off of deferred finance fees	-	-	-	-	(200,000)	(200,000)
Restructuring and integration costs	-	(297,000)	(100,000)	-	(147,500)	(544,500)
Non-controlling interests	136,056	(505,939)	-	-	-	(369,883)
Other income	204,815	-	-	2,203	607	207,625
Income tax recovery (provision), net	606,441	(844,002)	(6,392)	(13,396)	2,622,404	2,365,055
Inter-segment transactions	-	(3,149,040)	(267,361)	22,531	3,393,870	-

Net income (loss)	$(1,529,433)	$1,007,400	$84,548	$42,938	$976,917	$582,370

Total assets	$13,360,396	$28,981,989	$10,043,093	$298,819	$2,285,041	$54,969,338

Property and equipment	$816,903	$2,185,124	$329,749	$81,767	$5,310	$3,418,853

Intangible assets	$4,243,306	$7,688,680	$2,752,500	$-	$140,631	$14,825,117

Goodwill	$2,287,905	$5,169,303	$3,542,488	$-	$-	$10,999,696

Non-controlling interests	$588,878	$738,248	$-	$-	$-	$1,327,126

Capital expenditures	$90,482	$556,992	$18,083	$7,088	$-	$672,645

CIBT EDUCATION GROUP INC.	Page 23
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 24 – SEGMENTED INFORMATION (cont’d)

Industry and Geographic Segments	Year Ended August 31, 2009
	CIBT (China)	SSDC (Canada)	KGIC (Canada)	IRIX (Canada)	Corporate (Canada)	Consolidated
Revenues
Educational	$9,576,706	$33,659,924	$-	$-	$-	$43,236,630
Design and advertising	-	-	-	1,314,328	-	1,314,328

	$9,576,706	$33,659,924	$-	$1,314,328	$-	$44,550,958

Revenues, net of direct costs	$5,201,160	$22,439,524	$-	$675,926	$-	$28,316,610

Other expenses and items:
Amortization	(651,813)	(893,541)	-	(29,484)	(61,923)	(1,636,761)
General and administrative	(4,156,649)	(17,333,591)	-	(790,260)	(3,233,113)	(25,513,613)
Stock-based compensation	-	-	-	-	(581,098)	(581,098)
Interest on long-term debt	-	(41,579)	-	-	-	(41,579)
Foreign exchange gain (loss)	119,462	-	-	19,608	23,467	162,537
Loss on disposal of assets	-	-	-	-	-	-
Impairment of marketable securities	-	-	-	-	-	-
Impairment of intangible assets	-	-	-	-	-	-
Write-off of deferred finance fees	-	-	-	-	-	-
Restructuring and integration costs	-	-	-	-	-	-
Non-controlling interests	(2,295)	(474,808)	-	-	-	(477,103)
Other income	45,831	-	-	9	26,415	72,255
Income tax recovery (provision), net	4,115	(289,356)	-	-	-	(285,241)
Inter-segment transactions	-	(2,342,337)	-	73,420	2,268,917	-

Net income (loss)	$559,811	$1,064,312	$-	$(50,781)	$(1,557,335)	$16,007

Total assets	$16,643,989	$29,861,938	$-	$217,610	$798,155	$47,521,692

Property and equipment	$1,287,078	$2,343,921	$-	$101,175	$6,638	$3,738,812

Intangible assets	$6,325,324	$7,883,800	$-	$-	$200,895	$14,410,019

Goodwill	$2,287,905	$4,722,970	$-	$-	$-	$7,010,875

Non-controlling interests	$748,863	$449,743	$-	$-	$-	$1,198,606

Capital expenditures	$304,347	$443,953	$-	$4,797	$-	$753,097

CIBT EDUCATION GROUP INC.	Page 24
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 25 – SUBSEQUENT EVENTS

On October 14, 2010, 100,000 stock options with an exercise price of $0.54 per share (three year term) were granted to an officer of the Company.